December 9, 2016

Via Email and EDGAR

Christian N. Windsor

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simmons First National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016

Form 8-K
Filed October 20, 2016
File No. 000-06253

Dear Mr. Windsor:

We are in receipt of your letter dated November 28, 2016, wherein you make comments to the Form 10-K for the fiscal year ended December 31, 2015, filed by Simmons First National Corporation (“Simmons” or the “Company”) on February 29, 2016, and to the Form 8-K filed by Simmons on October 20, 2016. For your convenience, our responses are numbered to correspond to the numbers used to designate the staff’s comments and we have restated each comment in its entirety with the Company’s response following immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

General

1.	We note your disclosure elsewhere regarding your growth and acquisition strategies. We further note that certain of your executives have commented and recent earnings calls that, as a result of these strategies, you will likely exceed $10 billion in total assets in the near future. In future filings, beginning with your next 10-K, revise your disclosure to discuss in more detail the likelihood that you will exceed the $10 billion threshold, the impact of exceeding that mark, and the actions that Simmons First has made and plans to make to address the additional regulatory scrutiny and burden. Make conforming revisions to your risk factor disclosure regarding the additional costs and assessments of exceeding the $10 billion threshold.

Simmons Response:

In our future filings, we will expand our discussion and disclosures, to the extent applicable, to more clearly describe the likelihood and expected timing of when we will exceed the $10 billion threshold. In addition, we will include a discussion of our preparation for exceeding that threshold and the anticipated impact that the event will have on our operations, including assessments of our compliance functions. We will also update our risk factor disclosures, to the extent applicable, to address the potential for additional costs and regulatory scrutiny related to exceeding the $10 billion threshold.

P.O. BOX 7009    501 MAIN STREET    PINE BLUFF, ARKANSAS    71611-7009    (870) 541-1000    www.simmonsbank.com

Securities and Exchange Commission

Division of Corporate Finance

December 9, 2016

Table 21: Reconciliation of Core Earnings (non-GAAP), page 51

2.	A number of the adjustments presented here are characterized as “nonrecurring” even though some of these adjustments do not meet the characteristics of nonrecurring provided in Item 10(e)(1)(ii)(B) of Regulation S-K as they are likely to recur in the next two years or there was a similar adjustment within the prior two years. Therefore, in future filings please revise your descriptions of such adjustments to comply with the guidance of Regulation 10(e). Refer also to Non-GAAP Compliance and Disclosure Interpretations Questions 102.03, available on our website at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Simmons Response:

We acknowledge the staff’s comment and we have reviewed the guidance set forth in the staff’s Compliance and Disclosure Interpretations (“C&DI”) as it relates to nonrecurring items, specifically Question 102.03 of the Non-GAAP C&DIs. We believe that disclosure of certain adjustments that result from unique facts and circumstances that may or may not recur with similar materiality or impact to our results of operations prepared in accordance with U.S. GAAP provide useful information to investors regarding the underlying business trends and performance of our ongoing operations and are useful for period over period comparisons of such operations.

For example, we believe presenting net income as adjusted to remove merger related costs and branch right sizing items provides our investors with a more understandable view of the Company’s financial performance because it excludes expenses that can significantly fluctuate. Our overall philosophy in reporting our financial results has always been to enable all shareholders, both individual and institutional, to better understand the underlying financial performance of the Company. Because analysts have regularly requested this type of information from the Company, management believes it is appropriate to also make it available through the Company’s earnings releases and filings.

As a company that is acquisitive it can be difficult to understand how Simmons is performing and expected to perform in the future when there are significant items embedded in the financial results. Acquisitions present a challenge in meeting this philosophy as we incur period costs that vary significantly in the amounts incurred as a function of the size of the acquisition and the specific facts and circumstances involved with meeting severance and contractual obligations, which also vary significantly from one acquisition to the next based on the nature and extent of long-term contracts in place. These merger related costs are expensed as period costs and include charges for contract buy-out costs, legal expenses and due diligence costs, severance costs, as well as costs to integrate the acquired businesses in to ongoing operations. Because our acquisitions have varied significantly in size and complexity the impact of merger-related costs on net income has also varied significantly.

In addition, as a result of efficiency initiatives we have evaluated our branch network and made determinations to close and consolidate branches when appropriate based on multiple factors, including performance, location and market. Branch right sizing initiatives also present a challenge in understanding the expected financial performance of the company as these costs have varied depending on the number of branches affected during a period. The branch right sizing items are expensed as period cost and included charges for facility and real estate write downs and severance costs.

Securities and Exchange Commission

Division of Corporate Finance

December 9, 2016

We believe merger related costs and branch right sizing items are not organic expenses to run our operations and facilities. Core earnings is a non-GAAP measure used by Simmons management to measure performance in operating our businesses that we believe provides investors with the ability to better understand business performance and the underlying trends produced by core business activities on a standalone basis and in comparison to other banks.

However, in response to the receipt of the staff’s comment and review of the staff’s guidance in Question 102.03 of the Non-GAAP C&DIs, we will not label merger related costs or branch right sizing items as nonrecurring in future filings. Yet, as noted above, because each acquisition and each branch evaluation is of varying size and complexity, we believe merger related costs and branch right sizing are significant to the understanding of the financial performance of our ongoing operations, business trends, and provide useful information to investors for period over period comparisons of such operations. As such, in future filings, we will also present our net income on a GAAP basis with these items included and also on a non-GAAP basis adjusting for these items. When disclosing such items in future filings, we confirm that we will present the GAAP measure with equal or greater prominence, as required by Question 102.10 of the Non-GAAP C&DIs. In addition, where these items are presented as a deduction, we will provide a reconciliation of the non-GAAP measure to the most directly comparable GAAP measure in sufficient detail to allow a reader to understand the nature of the reconciling items.

3.	The adjusting item “accelerated vesting on retirement agreements” is not defined. Please more clearly disclose the nature of this item in future filings, providing sufficient detail so that the reader can understand how the amounts were computed.

Simmons Response:

We advise the staff that “accelerated vesting on retirement agreements” is related to cash payments made to and equity expense recorded for several senior management employees during 2015 for their early retirement. Cash payments of $1.7 million were made due to early retirement agreements negotiated with the employees and an additional $534,000 of expense was recorded due to the accelerated vesting of previously awarded equity incentives as part of these early retirement agreements.

We will revise future filings to more clearly define the adjusting item as shown in our response.

Form 8-K Filed October 20, 2016

Exhibit 99.1

Consolidated Core Earnings – Quarter-to-Date (non-GAAP), page 3

4.	We note that you present a consolidated core earnings non-GAAP income statement. In future filings please refrain from presenting a full income statement of non-GAAP measures. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Simmons Response:

We acknowledge the staff’s comment and confirm that in future filings we will reconcile our non-GAAP measures without presenting a full non-GAAP income statement.

Securities and Exchange Commission

Division of Corporate Finance

December 9, 2016

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding the Form 10-K, Form 8-K and this letter to the undersigned at (501) 558-3141, or our general counsel in this regard, Patrick Burrow at (501) 558-3160.

Sincerely,

/s/ Robert A. Fehlman

Robert A. Fehlman

Executive Vice President and Chief

Financial Officer

Simmons First National Corporation

cc:	Michael Henderson
SEC Division of Corporation Finance

Kevin W. Vaughn
SEC Division of Corporation Finance

William H. Dorton
SEC Division of Corporation Finance

George A. Makris, Jr., Chairman and CEO
Simmons First National Corporation

Robert L. Shoptaw, Chairman of the Audit Committee
Simmons First National Corporation

Patrick A. Burrow, EVP, General Counsel and Secretary
Simmons First National Corporation

Jason Rader
BKD, LLP